Amended and Restated Series Argyle 01, a Series of LUXUS Argyle LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of LUXUS Argyle LLC, in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Argyle 01, a Series of LUXUS Argyle LLC (“Series Argyle 01”).
Effective Date of Establishment	March 4, 2022.
Managing Member	Luxus Alternatives Inc. was appointed as the Managing Member of Series Argyle 01 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Argyle 01 until the first to occur of: dissolution of Series Argyle 01 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or Article X.
Initial Member	Luxus Alternatives Inc.
Series Argyle 01 Asset	The Series Argyle 01 Asset shall be an Argyle Pink Diamond to be acquired by Series Argyle 01 following the closing of the Initial Offering (as defined in the Operating Agreement) and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Argyle 01 from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	Luxus Alternatives Inc. (also known as the Managing Member)
Management Fee	Notwithstanding Section 1.01 to the Operating Agreement, the Managing Member will be entitled to a Management Fee as compensation for identifying, procuring and offering the Series Argyle 01 Asset that is equal to 0.75% per annum of the aggregate amount of the Capital Contribution by the Members of this Series.
Sourcing Fee	Notwithstanding the discussion of the Sourcing Fee in the Operating Agreement, no Sourcing Fee will be paid by Series Argyle 01 to the Asset Manager or Managing Member.
Performance Fee (Carry)	Upon liquidation of the Series, the Managing Member will be entitled to a performance fee (or carry) generally equal to 20% of the amounts for distribution to Members of the Series upon such liquidation.
Preferred Return	Subject to Article VII, each Member of the Series shall be entitled to an 8% return, accruing annually, calculated on the average daily balance of the Member’s Capital Contribution.
1

Issuance	Subject to the Operating Agreement, the maximum number of Series Argyle 01 Interests the Company can issue is 2,105.
Number of Series Argyle 01 Interests held by the Managing Member	On the date hereof, Series Argyle 01 hereby grants to the Managing Member one hundred and five (105) Series Argyle 01 Interests, or such other amount being equal to 5.00% of the outstanding interests of Series Argyle 01 following the Initial Offering. These interests shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Argyle 01 Interests.
Broker	Dalmore Group, LLC.
Brokerage Fee	1% of the aggregate purchase price of the Series Argyle 01 Interests sold in the Initial Offering of the Series Argyle 01 Interests.
Other Rights	Holders of Series Argyle 01 Interests shall have no conversion, voting, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Argyle 01 Interests.
Officers	There shall initially be no specific officers associated with Series Argyle 01, although the Managing Member may appoint officers of Series Argyle 01 from time to time, in its sole discretion.
Minimum Interests	One (1) Interest per Member.
Managing Member Interests

The Managing Member may purchase up to 5.00% of Series Argyle 01 Interests at the closing of the Initial Offering, although such amount may be waived or modified by the Managing Member in its sole discretion.